FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

April 2, 2008

Mr. Guillermo Larraín Ríos
Superintendent of Securities and Insurance
Santiago

APPOINTMENT OF THE BOARD OF DIRECTORS

Dear Sir,

     In accordance with current legislation and regulations, I wish to inform you that the Regular Shareholders’ Meeting of Empresa Nacional de Electricidad S.A., held yesterday, appointed a new Board of Directors of the Company for a period of three years from the date of the meeting.

     The members of the Board as of April 1, 2008 are:

Mario Valcarce Durán
Juan Gallardo Cruces
Francesco Buresti
Pío Cabanillas Alonso
Fernando D’Ornellas Silva
Borja Prado Eulate
Jaime Estévez Valencia
Leonidas Vial Echeverría
Raimundo Valenzuela Lang

     At an extraordinary Board meeting held on the same day, the Board agreed to appoint Mario Valcarce Durán as Chairman and Juan Gallardo Cruces as the Vice-Chairman of the Board.

     During the same meeting, the Board agreed to appoint Mario Valcarce Durán, Jaime Estévez Valencia and Raimundo Valenzuela Lang as members of the Directors’ Committee.

     Yours sincerely,

Rafael Mateo A.
Chief Executive Officer

2

April 2, 2008

Mr. Guillermo Larraín Ríos
Superintendent of Securities and Insurance

FINAL DIVIDEND PAYMENT
FOR THE FISCAL YEAR 2007

Dear Sir,

     In accordance with the provisions set forth on Circular 660 of October 22, 1986 of the Superintendency, I hereby inform you that the shareholders at the Regular Shareholders’ Meeting held on April 1, 2008 agreed to distribute Ch$11.5647 per share as the final dividend, payable in cash and attributable to net income for 2007, payable on April 29, 2008. Shareholders registered in the Shareholders Registry as of April 23, 2008 are entitled to this dividend.

Best regards,

Carlos Martín V.
General Counsel

3

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: April 3, 2008